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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

ANNUAL GENERAL MEETING HELD ON 3rd JUNE, 2010
POLL RESULTS

Semiconductor Manufacturing International Corporation (the “Company”) announces that the proposed resolutions set out in the notice for the annual general meeting of the Company held on 3rd June 2010 (the “AGM”) were duly passed by way of poll.

Reference is made to the Company’s circular dated April 30, 2010 (the “Circular”) in relation to, among other things, the following:

1.	re-election of Directors of the Company;

2.	proposed general mandates to issue and repurchase shares of the Company;

3.	proposed special mandate for increasing the limit on the grant of equity awards under the 2004 Equity Incentive Plan; and

4.	proposed amendments to the 2004 Equity Incentive Plan.

Unless otherwise specified, capitalised terms used herein shall have the same meanings as defined in the Circular.

The Company announces that the proposed resolutions set out in the notice for the annual general meeting of the Company held on 3rd June 2010 (the “AGM”) were duly passed by way of poll.

As at the date of the AGM, the total number of Shares entitling the holders to attend and vote for or against all the resolutions at the AGM was 22,467,052,057 Shares. There were no Shares entitling the holders to attend and vote only against any of the resolutions. The number of Shares represented by votes for and against the respective resolutions at the AGM was as follows:

		ORDINARY RESOLUTIONS	No. of Votes (%)
			For	Against
		To receive and consider the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended 31st	5,944,354,062	180,915,887
1.		December, 2009.	(97.046)%	(2.954)%
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly
		passed.

		To re-elect Mr. Tsuyoshi Kawanishi as a	6,249,598,011	19,539,645
2.	(a)	Class III Director of the Company.	(99.688)%	(0.312)%
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly
		passed.

		To re-elect Mr. Zhou Jie as a Class III	6,189,061,211	80,376,445
2.	(b)	Director of the Company.	(98.718)%	(1.282)%
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly
		passed.

		To authorise the Board of Directors to	6,237,287,061	31,848,745
2.	(c)	fix their remuneration.	(99.492)%	(0.508)%
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly
		passed.

		To re-elect Dr. David N. K. Wang as	6,189,202,756	80,219,900
3.	(a)	a Class I Director of the Company.	(98.720)%	(1.280)%
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly
		passed.

		To authorise the Board of Directors to	6,237,312,711	15,748,095
3.	(b)	fix his remuneration.	(99.748)%	(0.252)%
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly
		passed.

		To grant a general mandate to the Board of Directors to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding twenty per cent. of the issued share capital of the Company at the date of this Resolution (as	4,338,067,649	1,931,241,007
4.		adjusted). #	(69.195)%	(30.805)%
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly
		passed.

		To grant a general mandate to the Board of Directors to repurchase shares of the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this	6,266,500,256	3,295,050
5.		Resolution. #	(99.947)%	(0.053)%
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly
		passed.

		Conditional on the passing of Resolutions 4 and 5, to authorise the Board of Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with the additional authorized but unissued shares in the Company repurchased by	4,527,469,979	1,725,732,827
6.		the Company. #	(72.402)%	(27.598)%
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly
		passed.

		To approve the special mandate for increasing the limit on the grant of equity awards under the 2004 Equity	5,894,330,450	374,742,556
7.		Incentive Plan of the Company. #	(94.022)%	(5.978)%
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly
		passed.
		___________________________________________________________________
		To approve the proposed amendments to the 2004 Equity Incentive Plan of the	5,915,504,125	353,486,531
8.		Company.#	(94.361)%	(5.639)%
		As more than 50% of the votes were cast in favour of the resolution, the resolution was duly
		passed.

Computershare Hong Kong Investor Services Limited, Hong Kong branch share registrar of the Company, acted as the scrutineer for the vote-taking at the AGM. The work performed by Computershare Hong Kong Investors Services Limited did not include provision of any assurance or advice on matters of legal interpretation or legal entitlement to vote.

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

For and on behalf of

Semiconductor Manufacturing International Corporation

Anne Wai Yui Chen

Company Secretary

Hong Kong, June 3, 2010

# Full text of the Resolutions is set out in the Notice of Annual General Meeting.